300 North LaSalle Street
Chicago, Illinois 60654

Carol Anne Huff		Facsimile:
To Call Writer Directly:	(312) 862-2000	(312) 862-2200
(312) 862-2163
carolanne.huff@kirkland.com	www.kirkland.com

January 25, 2013

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela A. Long
Asia Timmons-Pierce
Craig E. Slivka
Tracey Smith
Alfred Pavot

	Re:	Boise Cascade, L.L.C.
Registration Statement on Form S-1
Filed November 15, 2012
File No. 333-184964

Ladies and Gentlemen:

As discussed with Ms. Timmons-Pierce, Boise Cascade, L.L.C., a Delaware limited liability company (the “Company”), is filing as correspondence marked pages showing proposed changes to be made in Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).  The proposed changes reflect the conversion of the Company from a limited liability company to a corporation (the “Conversion”), including a draft of the completed audit report, which can only be filed in final form following the Conversion. The marked pages filed by the Company exclude F-pages where the only change made was to replace the reference to Boise Cascade, L.L.C. with a reference to Boise Cascade Company in the page header or the column header. The Company has included pages F-2 and F-21 as examples of such changes.

The Company anticipates that the Conversion will occur on the date of pricing prior to the time the Company files the Amendment and prior to the time the Registration Statement is declared effective.  Because the Company does not wish to convert to a C corporation unless the offering is completed, the Company will complete the Conversion as close to signing an underwriting agreement as is practicable.  As discussed with Ms. Timmons-Pierce, the Company respectfully requests that the Staff of the Securities and Exchange Commission (the “Staff”) review the filed correspondence in advance of the Company filing the Amendment.  The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to effect the Conversion until the anticipated date of pricing.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

The Company also reaffirms that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s prior comment letter.

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Dennis M. Myers, P.C.
Kirkland & Ellis LLP

Wayne Rancourt
Boise Cascade, L.L.C.

James J. Junewicz
Winston & Strawn LLP